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                              June 16, 2020

       David G. Watumill
       President and Chief Executive Officer
       CARDAX, INC.
       2800 Woodlawn Drive Suite 129
       Honolulu, Hawaii 96822

                                                        Re: CARDAX, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 333-181719

       Dear Mr. Watumill:

              We have reviewed your June 5, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 21, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 54

   1. Please revise the proposed disclosure in response to comment 1, to provide a separate evaluation of your
disclosure controls and procedures pursuant to Item 307 of Regulation
                                                        S-X along with a
Management's report on your internal controls over financial reporting pursuant to Item 308 of
Regulation S-K. In addition, please address the second part of comment 1 relating to
how the omission of these required disclosures impacts your
                                                        conclusion with respect
to the effectiveness of the disclosure controls and procedures as of
                                                        December 31, 2019.
 David G. Watumill
FirstName LastNameDavid G. Watumill
CARDAX, INC.
Comapany NameCARDAX, INC.
June 16, 2020
Page 2
June 16, 2020 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Research and development, page F-11

2. We acknowledge your representations in your response to comment number 2 that, for the years ended December 31, 2019 and 2018, substantially all of the Company's in-house scientific personnel's time and services supported aspects of your business not directly or indirectly related to research and development, and accordingly, the compensation of your in-house personnel was included as part of salaries and wages. However, your proposed disclosure appears to indicate that your in-house scientific personnel spend considerable time and services on research and development activities as defined in ASC 730-10-20 and ASC 730-10-25-2e. For each of the statements in your proposed disclosure below, please clarify in the proposed disclosure that the time spent by your in-house scientific personnel is not material, as you appear to indicate in your response, or revise your composition of research and development expense in your Statement of Operations in future filings.
           "In addition to directing or overseeing research and development activities, our in-
              house scientific personnel..."
           "our in-house scientific personnel also support other aspects of our business, including ... as well as an analysis of available information on astaxanthin, related compounds, competing products, applications, and industry trends, which helps to inform management's business planning and public disclosure assessments"
           "has also presented our in-house scientific personnel with the critical task of keeping up-to-date on all of the latest information and interpreting and integrating the findings with our understanding of the mechanism of action and biological applications of astaxanthin and related carotenoids"

       You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences